

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 13, 2011

<u>Via U.S. Mail</u>

Mr. Ken Tsang
Chief Financial Officer
CFO Consultants, Inc.
Rm. 2102 F&G, Nan Fung Centre, 264-298 Castle Peak Road
Tsuen Wan, New Territories, Hong Kong

   Re: **CFO Consultants, Inc.**
      Form 10-Q/A for the period ended September 30, 2010
      Filed December 21, 2010
      File No. 1-34712

Dear Mr. Tsang:

   We have reviewed your response dated December 21, 2010, as well as the amended Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the period ended September 30, 2010 filed December 21, 2010, and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q/A for Quarterly Period Ended September 30, 2010</u>

<u>Item 1. Financial Statements</u>

<u>Notes to the Unaudited Financial Statements</u>

1. Please tell us how you determined it was appropriate to remove the footnote disclosure for the related party convertible note.

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 9

2.   In light of the nature of your amendment to your Form 10-Q, please tell us how you were able to conclude that your disclosure controls and procedures were effective as of September 30, 2010.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding the comments on the financial statements and related matters.

                                        Sincerely,

                                        Jennifer Monick
                                        Senior Staff Accountant